BUFFALO GOLD LTD.

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTER ENDED JUNE 30, 2005

The following discussion and analysis, prepared as of July 29, 2005, should be read together with the unaudited financial statements for the quarter ended June 30, 2005 and related notes, and the audited financial statements for the year ended December 31, 2004. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles. All financial amounts are stated in Canadian dollars unless otherwise indicated.

Management’s discussion and analysis contains certain forward-looking statements related to, among other things, expected future events and the financial and operating results of the Company. Forward-looking statements are subject to inherent risks and uncertainties including, but not limited to, market and general economic conditions, changes in regulatory environments affecting the Company’s business and the availability and terms of financing. Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information regarding the Buffalo Gold Ltd. (“Buffalo” or the “Company”) is available on SEDAR at www.sedar.com.

BUSINESS OF THE COMPANY

Buffalo is in the business of the acquisition, exploration, exploration management, development and sale of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit.  At that stage, the Company's operations are, to some extent, dependent on the prevailing market prices for any of the minerals produced by such operations.

In April, 2005 the Company was granted, subject to regulatory approval, an option to acquire a 60% interest in six claims in the Omineca Mining Division in north-central British Columbia known as the Red Property located 40 kilometres south of Northgate’s Kemess Mine.

The Red Property is located in the Intermontane Belt and in the northwest-trending Quesnel Terrane.  This terrane is intruded by a number of Mesozoic intrusions and related copper-gold-molybdenum deposits, such as Copper Mountain, Mount Polley, Lorraine, Mt. Milligan, Kemess, Gibralter and Highland Valley.  Limited drilling has intersected significant widths of porphyry copper-gold mineralization with grades that compare well with those at the Kemess deposits.  The structural corridor that hosts this mineralization and its associated geophysical and geochemical anomalies remains to be fully tested.  Buffalo plans to undertake a program of diamond drilling to further test the structural corridor, at an estimated cost of $240,000.

The Red Property is presently held under option by Gitennes Exploration Inc. ("Gitennes") that can acquire a 100% interest in the Red Property, subject to a 1.5% net smelter return royalty.  In order to acquire its 60% interest in the underlying option, Buffalo must pay Gitennes $30,000 on regulatory approval, incur expenditures of $600,000 by July 15, 2007, of which $200,000 must be incurred by July 15, 2006, and must make property payments to the underlying vendor totalling $100,000 by July 15, 2007.  Thereafter, Buffalo and Gitennes will incur the balance of the $2,000,000 in expenditures required by the underlying option to be incurred by July 15, 2010 on a pro rata basis. To date, the Company has paid $30,000 to Gitennes.

In order to fund exploration of the Red Property, Buffalo has, subject to regulatory approval and execution of documents, arranged a private placement of up to 3,100,000 shares at a price of US$0.15 (approximately $0.18) per share.

During and after the quarter ended June 30, 2005, the Company was primarily engaged in completing the acquisition of the interest in the Red Property and the related financing.

BUFFALO GOLD LTD.

QUARTERLY REPORT

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2005

SELECTED QUARTERLY INFORMATION

Quarter Ended	Revenue	Net Income (Loss)	Income (Loss) per Share
			Basic	Fully-Diluted

September 30, 2003	$ -	$ (310,335)	$ (0.08)	$ (0.08)
December 31, 2003	-	(346,260)	(0.09)	(0.09)
March 31, 2004	-	22,817	0.01	0.00
June 30, 2004	-	(37,968)	(0.01)	(0.01)
September 30, 2004	-	(19,817)	(0.00)	(0.00)
December 31, 2004	-	(45,735)	(0.01)	(0.01)
March 31, 2005	-	(18,741)	0.00	0.00
June 30, 2005	-	(10,202)	0.00	0.00

In 2003, Buffalo evaluated gold properties in China and incurred due diligence and fundraising costs associated with those properties. The Chinese gold property initiatives did not move forward due to difficulties securing property rights.

In the first quarter of 2004, the Company reached an agreement to recover evaluation and due diligence costs incurred in 2003, resulting in a modest net income.  The Company returned to a loss position in succeeding quarters and does not expect to generate net profits in the foreseeable future. The Company’s loss increased in the fourth quarter of 2004, primarily as a result of the accrual of year-end costs such as audit fees. The quarterly loss decreased again in the first quarter and decreased further in the second quarter. While the Company incurred additional due diligence costs associated with the purchase of the Red Property and also annual filing fees, these additional expenses were offset by a gain on settlement of debt.

We expect that expenses will increase in future quarters as the Company undertakes exploration activity on the Red Property. The preliminary exploration budget is $250,000 to $300,000 over the next 12 months, although some of the expenditures may be capitalized.

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

In this discussion of Buffalo’s results of operations and financial condition, amounts, other than per-share amounts, have been rounded to the nearest $100.

In the quarter ended June 30, 2005, the Company incurred expenses of $22,200 supporting its operations, up from both the $31,100 recorded in the three months ended June 30, 2004 and the $14,400 recorded in the first quarter of 2005. In the second quarter of 2004, the Company undertook a reorganization of its affairs and worked to secure the option to purchase the Red Property. The primary change in expense compared to the first quarter of 2005 related to listing, filing and transfer fees, which are typically higher in the first quarter due to annual filing obligations. The Company’s management expects that expenses for the third quarter will increase over the second quarter following the acquisition of an interest in the Red Property. If the prospective opportunities look promising and if funding is available, operating costs over the next 12 months could increase to $40,000 to $50,000 per quarter plus exploration costs.

In the second quarter of 2005, the Company incurred interest expense of $400 on loans payable, down from $4,300 in the first quarter. The decrease relates to the April 2005 settlement with the holders of the loans payable with the result that no interest was incurred after April 14, 2005. The settlement was subject to regulatory approval, which was granted in July 2005.

In the quarter ended June 30, 2004, the Company recognized a gain of $14,500 on settlement of trade accounts payable.

The net loss for the quarter ended June 30, 2005 was $10,200 or $0.00 per share as compared with a loss of $18,700 in the first quarter of 2005 and a net loss for the quarter ended June 30, 2004 of $38,000 or $0.01 per share.

At June 30, 2005, the Company had total assets of $142,900 as compared to $207,100 at December 31, 2004. The decrease is due primarily to cash spent to fund operations in the first quarter. The Company’s operations in the first quarter of 2005 were funded from the private placement completed in December 2004, by directors and officers deferring payment of amounts due and by the deferral, and then forgiveness, of interest on the loans payable.  On a net basis, operations consumed cash of $50,800 compared to $12,800 in the first quarter of 2005 and $7,200 for the comparative period in 2004. Apart from the operating loss, the most significant cash flow related to the repayment of accounts payable.

Buffalo did not have any cash flows from investing activities in the quarters ended June 30, 2005 or 2004. In the second quarter of 2005, the company incurred costs of $2,500 associated with a proposed financing, while in the second quarter of 2004, the Company consumed cash of $44,200 on the return of share subscriptions.

In aggregate, the Company used cash of $53,300 in the second quarter of 2005 and had a cash balance of $86,600 at June 30, 2005.

TRANSACTIONS WITH RELATED PARTIES

During the quarter ended June 30, 2005, the Company accrued amounts to parties not at arm’s length with the Company consisting of $1,500 to John V. Tully & Associates Inc. which is owned by a director and officer of the Company, $1,500 to Lakehead Geological Services Inc., which is owned by a director of the Company and $4,500 to MCSI Consulting Services Inc., in which an officer of the Company holds a 50% interest. The Company also paid $2,700 in rent to MCSI Consulting Services Inc. (for the period January to March) and $2,175 in rent and office charges to Lakehead Geological Services Inc. (for the period April to June). The Company is currently renting office space from Lakehead Geological Services Inc. on a month-to-month basis at a cost of $725 per month. The Company intends to enter into a lease with Lakehead Geological Services Ltd.

The Company pays a total of $2,500 per month to its management through the companies listed above but does not have any contractual commitments associated with such management services.

LIQUIDITY AND CAPITAL RESOURCES

The Company's exploration activities have been funded through the sale of share capital and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There are no assurances that the Company can continue to obtain such financings; failure to obtain funding would result in the curtailment of exploration activities until such financing could be obtained.

In July 2005 the Company undertook an equity financing of 3,100,000 shares at US$0.15 per share (approximately $0.18 per share) that will raise net proceeds of approximately $550,000. The July equity financing has received conditional approval from the TSX Venture Exchange, however, final approval is subject to submission of certain documents, among other things.

These funds, in combination with cash on hand and the proceeds on realization of a note receivable, will be used to develop the Red Property, finance general and administrative expenses and due diligence costs on potential acquisitions, settle accounts payable and make the partial repayment of loans payable required under the debt settlement described below. The Company has engaged in discussion with creditors with the goal of converting some of its accounts payable and other debts to equity in order to improve its working capital position. To that end, in April Buffalo agreed to settle accounts payable of $24,500 for a cash payment of $10,000 and reached agreement, subject to regulatory approval (granted in July 2005), as follows:

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In April 2005, directors and officers, or their companies, agreed to settle accounts payable by the Company of $280,700 in exchange for common shares at US$0.15 (approximately $0.18) per share, which will result in the issuance of 601,000 common shares.

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In April 2005, the holders of the loans payable agreed to settle the principal amount of their debt for 25% in cash and 75% in common shares at US$0.15 (approximately $0.18). The loan holders also agreed to waive interest on the loans and the common share bonuses. This settlement will result in the issuance of 1,539,000 common shares.

Reflecting the financing and debt settlement transactions on a pro forma basis at June 30, 2005 would result in a restatement of the Company’s working capital from a deficiency of $501,000 to a deficiency $53,000.

The Company holds a note receivable for $50,000 that is past due. The note receivable is guaranteed by individuals who are believed to have liquid assets sufficient to satisfy the note receivable. Accordingly, while there is some credit risk associated with the note receivable, the Company believes such risk to be minimal.

Depending on the outcome of its exploration activities, the Company may require additional financing during the next 12 months to continue its operations and exploration. Apart from the initiatives discussed above, the Company is not aware of any trends, commitments or events that may affect its liquidity in the foreseeable future. The Company has not made any commitments for capital expenditures.  Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of raising additional funds through private placements, its planned exploration on the Red Property, and on additional opportunities being sought.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not engaged in any off-balance sheet arrangements such as obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or engages in leasing, hedging or research and development services with the Company.

CHANGES IN ACCOUNTING POLICIES

The Company has not changed any of its accounting policies in the current period.

FINANCIAL AND OTHER INSTRUMENTS

Fair value - The fair value of cash and cash equivalents, receivables, notes receivable, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments.

Exchange risk - The Company now operates almost exclusively in Canada, although it is considering properties in other countries. Since substantially all of its operations are conducted in Canadian dollars, the Company is not subject to significant foreign currency risk. The Company raises equity funds in prices denominated in United States dollars but the resulting exchange risk affects the Company’s investors rather than its operations.

Interest rate risk - The Company’s interest-bearing debt had a fixed interest rate and has been settled. Accordingly, the Company is not exposed to interest rate risk on financing activities.

Credit risk - The Company places its cash in Canadian bank accounts and is therefore subject to insignificant credit risk in its normal operating activities. The Company does bear some credit risk associated with its notes receivable, but believes that this risk is not significant since these notes are personally guaranteed by individuals.  The Company has few debts and so is subject to minimal credit risk on borrowings.

OUTSTANDING SHARE DATA

The Company has one class of authorized capital, being an unlimited number of common shares without par value. At the date of this report, the Company has issued 6,756,726 common shares. The Company has 256,000 stock options outstanding and has also committed to:

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issue a further 2,140,000 common shares on settlement of certain debt obligations, as discussed above; and

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issue up to 3,100,000 common shares as part of a private placement.

Accordingly, the maximum number of common shares that are issuable is approximately 12,153,000.